Filed by Rock-Tenn Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Act of 1934

Subject Company: Rock-Tenn Company; MeadWestvaco Corporation
Commission File No.: 001-12613

On January 25, 2015, the following communication was distributed to members of the leadership team of the Rock-Tenn Company:

Leadership Talking Points

●
Thank you for taking a few minutes to talk. We have very exciting news to share. As you know, this morning at 6 a.m. ET, RockTenn and MWV (MeadWestvaco) announced that the two companies have agreed to combine.

●	This combination brings together two highly complementary organizations to create a new, more powerful company with leadership positions in the global consumer and corrugated packaging markets.

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This is a terrific opportunity that combines and leverages the strengths of both MWV’s and RockTenn’s complementary market positions, business strategies and organizational capabilities. The combination allows us to achieve things together that neither company could achieve on its own.

●	As usual, the combination requires the approval of both MWV and RockTenn shareholders and is subject to receipt of certain regulatory approvals and other customary closing conditions.

●	The transaction is targeted to close in the second calendar quarter of 2015.

●	I’ll walk through the details but first here are a few key bullets:

●	Steve Voorhees will serve as Chief Executive Officer and President of the combined company and will continue to work in the Norcross office

●	John Luke will serve as Non-Executive Chairman of the Board of Directors

●	The Board will be comprised of eight directors from RockTenn and six directors from MWV

●	Other key executives and their positions will be determined according to their strengths and will be named prior to closing

●	The combined company will maintain its principal executive offices in Richmond, Va., and will have operating offices in Norcross, Ga.

●	A new legal entity will be created and the new company or NewCo, will operate under a new name, which will be announced prior to closing

●
Now, here are some details on why this is such a great transaction for RockTenn and for MWV, but first, I want to let you know that we’ll send these talking points right after the call so you can talk with your direct reports too.

The combination of MWV and RockTenn will create….

●
A leading global provider of consumer and corrugated packaging in a transaction with a combined equity value of $16 billion. The combined company will be strategically focused on customers, markets, innovation and operational excellence.

●	To help put this in perspective, let me run through a few numbers for the combined company:

o	Pro forma net sales of $15 billion
o	More than 40,000 employees
o	Approximately 325 operating locations in more than 30 countries
o	Consumer Packaging for attractive consumer goods categories
	▪	4 million tons of SBS, CNK, CRB production, including 1 million tons delivered to global markets
	▪	Dispensing solutions for home, health and beauty markets
o	Corrugated packaging in North America, India and Brazil
	▪	8 million tons of containerboard, including 2 million tons to global markets
o	The external sales mix will be:
	▪	Corrugated Sales – 50%
	▪	Consumer Sales – 43%
	▪	Specialty Chemical – 7%

●	NewCo will have a global manufacturing footprint with about 24% of revenues from international markets

●	And we’ll have an investment grade credit rating with target leverage ratio of 2.25 to 2.5 times

●	MWV has announced a plan to spin off Specialty Chemicals, which would occur following closing

So why is this a good deal for RockTenn?
●
MWV’s end-market positions in beverage, food, food service, and home, health & beauty combine well with RockTenn’s strong consumer packaging platform. Together, the market insights and innovation shared across this expanded platform will help us build deeper customer partnerships, drive growth and greater financial performance.

●
RockTenn’s leadership position in corrugated packaging in North America combines well with MWV’s industrial packaging platform in Brazil and India. By linking these manufacturing and converting platforms, the new company will be well-positioned to serve the world’s growing corrugated packaging needs.

●	NewCo will generate strong current cash flow returns and the opportunity to improve returns through investment in our current business

●	We’ll be a company that continues to attract, develop and reward highly capable, motivated and collaborative people who want to apply their talents to build an even greater company

●
Shareholders of MWV and RockTenn will receive shares in the new company. MWV stockholders will receive 0.78 shares of NewCo for each share of MWV held.  RockTenn shareholders will be entitled to elect to receive either (a) 1.00 shares of NewCo or (b) cash in an amount equal to the volume weighted average price of RockTenn common stock during a five-day period ending three trading days prior to closing for each share of RockTenn held.

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The cash and stock elections by RockTenn shareholders will be subject to proration such that the resulting ownership of NewCo will be approximately 50.1% by MWV shareholders and 49.9% by RockTenn shareholders, and based on the shares outstanding on January 26, approximately 7% of RockTenn shares will receive cash in lieu of stock.  The reason for this mechanism is to facilitate a spin-off of Specialty Chemicals on a tax-free basis following closing.

●
Integration planning activities have already started and will include leadership of both companies. John Luke and Steve Voorhees will work together to establish the most effective organization. Key executive positions will be determined according to their strengths.

●	Until this transaction is finalized, it is important for you to remember that MWV and RockTenn will continue to operate as separate companies in the marketplace.

●
I know you have many questions at this point. And you probably understand that there are many details still to be vetted. We will continue to provide updates as soon as possible throughout the process.

●	I would like each of you to schedule a call with your leadership teams.

●	An Inside the Rock announcement will go out to all employees shortly after the news release.

●	We’ll have a home office meeting at 4 p.m. and will post the video to RockNet as soon as we can on Tuesday so employees can view.

●	Thank you all for joining the call and for all that you do for RockTenn. This is a great day for RockTenn and I’m delighted to have been able to speak with you.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “could,” “should,” “would,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “prospects,” “potential” and “forecast,” and other words, terms and phrases of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. RockTenn and MeadWestvaco caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements regarding the anticipated closing date of the transaction, the ability to obtain regulatory and shareholder approvals and satisfy the other conditions to the closing of the transaction, the successful closing of the transaction and the integration of RockTenn and MeadWestvaco as well as opportunities for operational improvement including but not limited to cost reduction and capital investment, the strategic opportunity and perceived value to RockTenn’s and MeadWestvaco’s respective shareholders of the transaction, the transaction’s impact on, among other things, the combined company’s prospective business mix, margins, transitional costs and integration to achieve the synergies and the timing of such costs and synergies and earnings. With respect to these statements, RockTenn and MeadWestvaco have made assumptions regarding, among other things, whether and when the proposed transaction will be approved; whether and when the proposed transaction will close; the results and impacts of the proposed transaction; whether and when the spin-off of MeadWestvaco Specialty Chemicals will occur; economic, competitive and market conditions generally; volumes and price levels of purchases by customers; competitive conditions in RockTenn and MeadWestvaco’s businesses and possible adverse actions of their respective customers, competitors and suppliers. Further, RockTenn and MeadWestvaco’s businesses are subject to a number of general risks that would affect any such forward-looking statements including, among others, decreases in demand for their products; increases in energy, raw materials, shipping and capital equipment costs; reduced supply of raw materials; fluctuations in selling prices and volumes; intense competition; the potential loss of certain customers; and adverse changes in general market and industry conditions. Such risks and other factors that may impact management’s assumptions are more particularly described in RockTenn’s and MeadWestvaco’s filings with the Securities and Exchange Commission, including under the caption “Business – Forward-Looking Information” and “Risk Factors” in RockTenn’s Annual Report on Form 10-K for the fiscal year ended September 30, 2014 and “Management’s discussion and analysis of financial condition and results of operations – Forward-looking Statements” and “Risk factors” in MeadWestvaco’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013. The information contained herein speaks as of the date hereof and neither RockTenn nor MeadWestvaco have or undertake any obligation to update or revise their forward-looking statements, whether as a result of new information, future events or otherwise.

NO OFFER OR SOLICITATION

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The proposed transaction involving MeadWestvaco and RockTenn will be submitted to the respective shareholders of MeadWestvaco and RockTenn for their consideration.  In connection with the proposed transaction, MeadWestvaco and RockTenn will cause the newly formed company to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares to be issued in the proposed transaction and a preliminary and definitive joint proxy statement for the shareholders of MeadWestvaco and RockTenn (the “Joint Proxy Statement”) and each of MeadWestvaco and RockTenn will mail the Joint Proxy Statement to their respective shareholders and file other documents regarding the proposed transaction with the SEC.  The definitive Registration Statement and the Joint Proxy Statement will contain important information about the proposed transaction and related matters.  SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT CAREFULLY WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  The Registration Statement, the Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by MeadWestvaco or RockTenn with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov.  In addition, security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement from RockTenn by going to its investor relations page on its corporate web site at http://ir.rocktenn.com and from MeadWestvaco on its corporate website at www.mwv.com.

PARTICIPANTS IN THE SOLICITATION

MeadWestvaco, RockTenn, their respective directors and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about RockTenn’s directors and executive officers is set forth in its definitive proxy statement for its 2015 Annual Meeting of Shareholders, which was filed with the SEC on December 19, 2014, and information about MeadWestvaco’s directors and executive officers is set forth in its definitive proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2014.  These documents are available free of charge from the sources indicated above, from RockTenn by going to its investor relations page on its corporate web site at http://ir.rocktenn.com and from MeadWestvaco on its website at www.mwv.com.

Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the Registration Statement, the Joint Proxy Statement and other relevant materials RockTenn and MeadWestvaco intend to file with the SEC.